SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ____)*

Global Services Partners Acquisition Corp.
(Name of Issuer)

Common Stock, $.0001 par value
(Title of Class of Securities)

37946Y203
(CUSIP Number)

Terry M. Phillips 2900 Polo Parkway Suite 200 Midlothian, Virginia 23113 Telephone: (804) 378-5100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with a copy to:

Greenberg Traurig, LLP 1750 Tysons Boulevard Suite 1200 McLean, Virginia 22102 Attention: Mark Wishner Telephone: (703) 749-1352 April 25, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box  ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

Page 1 of 8 Pages

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

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1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Terry M. Phillips
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,000,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,000,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 52.1%(1)
14	TYPE OF REPORTING PERSON IN

(1)	Based on 1,920,100 shares of common stock outstanding on April 25, 2008.

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Item 1.  Security and Issuer.

The class of equity securities to which this Schedule 13D relates is the common stock, par value $.0001 per share (the “Common Stock”), of Global Services Partners Acquisition Corp., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 3130 Fairview Park Drive, Suite 500, Falls Church, Virginia 22042.

Item 2.  Identity and Background.

This Schedule 13D is filed on behalf of Terry M. Phillips (the “Reporting Person”).

This Schedule 13D relates to 1,000,000 shares of Common Stock held by the Reporting Person (the “Shares”). The Reporting Person has sole voting and dispositive power over the Shares, subject to a right of cancellation described in Item 6 below.

The Reporting Person is currently serving as the managing member of SouthPeak Interactive, L.L.C. (“SouthPeak”).

The business address of the Reporting Person is 2900 Polo Parkway, Suite 200, Midlothian, Virginia 23113.

In May 2007, in an administrative proceeding before the Securities and Exchange Commission, the Reporting Person agreed to cease and desist from committing or causing any violations of Section 10(b) of the Exchange Act and Exchange Act Rules 10b-5 and 13b2-1 and from causing any violations of Sections 13(a) and 13(b)(2)(A) of the Exchange Act and Exchange Act Rules 12b-2, 13a-1 and 13a-13. This proceeding arose from the involvement in 2000 and 2001 of the Reporting Person, Capitol Distributing, L.L.C, and another private company in which the Reporting Person was a principal, in certain actions of Take-Two Interactive Software, Inc. (“Take-Two”), where the Reporting Person was accused of taking receipt of merchandise from Take-Two and later returning the merchandise to Take-Two without making an effort to sell the merchandise. In his agreement to cease and desist, the Reporting Person paid a civil penalty of $50,000. Other than the foregoing, during the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

The Reporting Person is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

On April 25, 2008, in connection with the execution of the Membership Interest Purchase Agreement (the “Agreement”) by and among the Issuer, SouthPeak and the members of SouthPeak, the Reporting Person was issued the Shares by the Issuer as advanced consideration in exchange for SouthPeak’s and its members’ continued exclusive relationship with the Issuer. Based on a closing price of $0.35 per share of the Common Stock on April 24, 2008, the aggregate value of the Shares is equal to $350,000.

Page 4 of 8 Pages

Item 4.  Purpose of Transaction.

The Reporting Person acquired the Shares as advanced consideration under the Agreement in exchange for SouthPeak’s continued exclusive relationship with the Issuer. Pursuant to the Agreement, the Reporting Person intends to effect a business combination between the Issuer and SouthPeak, subject to the conditions set forth in the Agreement, through the exchange of membership interest of SouthPeak held by its members for shares of Common Stock. If the Reporting Person is unable to effect a business combination between the Issuer and SouthPeak in accordance with the Agreement, the Shares may be cancelled by the Issuer at the Issuer’s option.

At the date of this Statement, the Reporting Person, except as set forth in this Statement, has no plans or proposals which would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of the board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer’s business or corporate structure;

(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those actions enumerated above.

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Item 5.  Interest in Securities of the Issuer.

As of the date of this report, the Reporting Person beneficially owns an aggregate of 1,000,000 shares of Common Stock, which represents approximately 52.1% of the Common Stock outstanding as of April 25, 2008. The Reporting Person has sole power to vote or direct the vote of, and to dispose or direct the disposition of, 1,000,000 shares of Common Stock. However, if the Reporting Person is unable to effect a business combination between the Issuer and SouthPeak in accordance with the Agreement, the Shares may be cancelled by the Issuer at the Issuer’s option.

There have been no transactions in the securities of the Issuer by the Reporting Person in the 60 days immediately preceding the date of this report.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The Reporting Person is a party to the Agreement, pursuant to which the members of SouthPeak have agreed to exchange their membership interests in SouthPeak for shares of Common Stock. Pursuant to the Agreement, the Reporting Person was issued the Shares by the Issuer as advanced consideration in exchange for SouthPeak’s and its members’ continued exclusive relationship with the Issuer. Subject to certain conditions to closing, the members of SouthPeak will receive that number of shares of Common Stock equal to $35.0 million in exchange for the membership interests of SouthPeak. Among others, the conditions to closing under the agreement are:

(a)  the Issuer shall have completed, or be under binding letter of intent to complete, contemporaneous with the closing of the Agreement, a financing with gross proceeds no less than $5.0 million;

(b)  the Issuer shall have obtained 12 months of directors’ and officers’ liability insurance and 12 months of “tail” coverage for any departing directors and officers of the Buyer, if necessary;

(c)  all of the Issuer’s known outstanding liabilities shall have been paid in full or adequate provision shall have been made for the same; and

(d)  the Issuer shall be in compliance with the reporting requirements under the Securities Exchange Act of 1934, as amended, and shall have timely filed all Securities Exchange Act reports for the 12 month period preceding the closing of the Agreement.

If the closing of the Agreement shall not have occurred on or before May 15, 2008 (subject to the unilateral right of SouthPeak to extend such date to May 30, 2008), the Shares, at the option of the Issuer, shall immediately be cancelled with no further action on the part of the Reporting Person.

Item 7. Material to be Filed as Exhibits.

Exhibit 1. Membership Interest Purchase Agreement by and among the Issuer, SouthPeak and the members of SouthPeak, dated April 25, 2008.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 25, 2008

TERRY M. PHILLIPS

	By:	/s/ Terry M. Phillips
	Name:	Terry M. Phillips

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EXHIBIT INDEX

Exhibit
Number	Description

1	Membership Interest Purchase Agreement by and among the Issuer, SouthPeak and the members of SouthPeak, dated April 25, 2008.

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